EXHIBIT (a)(3)

                  [TriMas Corporation Letterhead]

                                                        December 17, 1997


Dear Stockholder:

     On December 10, 1997, TriMas Corporation entered into a merger agreement with its largest stockholder, MascoTech, Inc., and with MascoTech's wholly-owned subsidiary MascoTech Acquisition, Inc.

     Under the merger agreement, MascoTech Acquisition has commenced a tender offer to purchase all outstanding shares of TriMas's common stock for $34.50 per share in cash. After completion of the tender offer, subject to the terms and conditions of the merger agreement, MascoTech Acquisition will merge into TriMas, and any TriMas shares not then owned by MascoTech (other than Shares held in TriMas's treasury or Shares as to which appraisal rights have been exercised) will be converted into the right to receive $34.50 per share in cash, without interest.

     One condition to the tender offer is the tender of a majority of the TriMas shares that could be tendered, other than shares owned by MascoTech, its subsidiaries, Masco Corporation, or Richard A. Manoogian (the Chairman of Masco Corporation, MascoTech and TriMas).

     Your Board of Directors, based on the unanimous recommendation of a Special Committee of independent directors, has unanimously determined that the terms of the merger agreement and the transactions contemplated thereby (including the offer and the merger) are fair to and in the best interests of TriMas's stockholders (other than MascoTech, Masco Corporation and Mr. Manoogian), and unanimously recommends that stockholders accept the offer and tender their shares pursuant to the offer.

     Attached is a Schedule 14D-9 filed with the Securities and Exchange Commission relating to TriMas's recommendation as to the tender offer. Also enclosed are the offer and related materials to be used for tendering shares. These documents contain the terms and conditions of the offer and the merger, as well as instructions on how to tender shares. The offer also summarizes the reasons for the Special Committee's recommendation and includes the opinion of BT Wolfensohn, the Special Committee's financial adviser, that the consideration being offered in the tender offer and the merger is fair from a financial point of view to TriMas stockholders other than MascoTech, Masco Corporation and Mr. Manoogian.

     We encourage you to read these materials carefully.


                                         Sincerely,


                                         /s/ Brian P. Campbell
                                         ---------------------------------------
                                         Brian P. Campbell
                                         President